Exhibit 12.1

MACK-CALI REALTY, L.P.
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.'s ratios of earnings to fixed charges for each of the five years ended December 31, 2014 were as follows:

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS:
ADD:
Income (loss) from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ 33,814	$ (87,359)	$ 33,477	$ 57,477	$ 44,155
Fixed charges (see calculation below)	128,483	136,721	126,516	125,074	150,108
Amortization of capitalized interest	2,440	2,154	1,981	1,913	2,070
Distributed income of unconsolidated joint ventures	11,213	8,485	3,990	3,301	2,311
SUBTRACT:
Capitalized interest	(15,470)	(12,885)	(4,342)	(1,081)	(1,912)
TOTAL EARNINGS:	$ 160,480	$ 47,116	$ 161,622	$ 186,684	$ 196,732
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$112,878	$ 123,701	$ 122,039	$ 123,858	$ 148,033
Capitalized interest	15,470	12,885	4,342	1,081	1,912
Interest portion (33 percent) of ground rents on land leases	135	135	135	135	163
TOTAL FIXED CHARGES:	$ 128,483	$ 136,721	$ 126,516	$ 125,074	$ 150,108
RATIO OF EARNINGS TO FIXED CHARGES	1.2	(a)	1.3	1.5	1.3

(a)Deficiency of earnings to cover fixed charges for the year ended December 31, 2013		$ (89,605)